Exhibit 12.01

RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

(Dollar amounts in millions, except ratios)	Nine Months Ended September 30, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,420	$1,613	$1,364	$1,130	$948	$771
Capitalized interest	(33)	(35)	(21)	(11)	(7)	(9)
Depreciation of capitalized interest	13	15	14	14	13	12
Dividends from less than 50%-owned companies carried at equity	6	8	9	17	11	19

Adjusted pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,406	$1,601	$1,366	$1,150	$965	$793

Fixed charges:
Interest on long-term and short-term debt	$149	$173	$155	$163	$155	$151
Capitalized interest	33	35	21	11	7	9
Rental expenses representative of an interest factor	28	34	32	32	29	31
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	1	—

Total fixed charges	$210	242	208	206	192	191
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	(1)	—

Total fixed charges less preferred stock dividends	$210	$242	$208	$206	$191	$191

Adjusted pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges less preferred stock dividends	$1,616	$1,843	$1,574	$1,356	$1,157	$984
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	(1)	—

Total earnings less preferred stock dividends	$1,616	$1,843	$1,574	$1,356	$1,156	$984

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	7.7	7.6	7.6	6.6	6.0	5.2

RATIO OF EARNINGS TO FIXED CHARGES	7.7	7.6	7.6	6.6	6.1	5.2